UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Attached hereto and incorporated herein is the Registrant’s press release issued on November 8, 2023, titled “Luokung Receives NASDAQ Notification Letter.”

Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press Release issued by Luokung Technology, Inc. on November 8, 2023, titled “Luokung Receives NASDAQ Notification Letter.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

November 8, 2023	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer)

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